Exhibit (A)(5)

FROM:	Kerzner International Limited
Paradise Island, The Bahamas

	Investor Contact: Omar Palacios	Media Contact: Lauren Snyder
	Tel: +1.242.363.6018	Tel: +1.242.363.6018
	Email: Omar.Palacios@kerzner.com	Email: Lauren.Snyder@kerzner.com
FOR IMMEDIATE RELEASE

KERZNER CONSUMMATES MERGER
PARADISE ISLAND, The Bahamas, September 1, 2006 — Kerzner International Limited (NYSE: KZL) (the “Company”), through its subsidiaries a leading international developer and operator of destination resorts, casinos and luxury hotels, announced today that it has completed the going-private transaction approved on August 28, 2006 at an extraordinary general meeting of the Company’s shareholders. As a result of the transaction, each issued and outstanding ordinary share of the Company was cancelled and converted automatically into the right to receive $81.00 in cash, without interest.
The transaction was led by the Company’s Chairman, Sol Kerzner, and its Chief Executive Officer, Butch Kerzner, and an investor group including Istithmar PJSC, Whitehall Street Global Real Estate Limited Partnership 2005, Colony Capital LLC, Providence Equity Partners, Inc. and The Related Companies, L.P.
Shareholders of the Company who have stock certificates in their possession will receive instructions by mail from The Bank of New York, the paying agent, concerning how and where to forward their certificates for payment.
In connection with the transaction, the Company and its wholly owned subsidiary, Kerzner International North America, Inc. (“KINA”), tendered to purchase and solicited consents relating to all of their outstanding 6 3/4% Senior Subordinated Notes due 2015, and received tenders and consents with respect to approximately 98.7% of the aggregate outstanding principal amount of their notes. The Company and KINA have accepted for payment all of the tenders and consents received.
About The Company
Kerzner International Limited (NYSE: KZL), through its subsidiaries, is a leading international developer and operator of destination resorts, casinos and luxury hotels. The Company’s flagship brand is Atlantis, which includes Atlantis, Paradise Island, a 2,317-room, ocean-themed destination resort located on Paradise Island, The Bahamas — a unique property featuring three interconnected hotel towers built around a seven-acre lagoon and a 34-acre marine environment that includes the world’s largest open-air marine habitat. The resort is also home to the largest casino in the Caribbean. Development of a major expansion on Paradise Island is currently underway and will include a 600-room, all-suite luxury hotel and a significant enhancement of

Atlantis’s water-based attractions. Certain parts of this expansion have already opened, including the Marina Village at Atlantis, with the remaining elements expected to open by the second quarter of 2007. The Company is extending its Atlantis brand globally with the development of Atlantis, The Palm, Dubai, an approximately 1,500-room, water-themed resort expected to open in late 2008, currently being constructed on The Palm, Jumeirah, a multi-billion dollar leisure and residential development in Dubai. In its gaming segment, the Company developed and receives certain income derived from Mohegan Sun in Uncasville, Connecticut, which has become one of the premier casino destinations in the United States. The Company is also a 37.5% owner of BLB Investors, L.L.C., which owns Lincoln Park in Rhode Island and pari-mutuel racing facilities in Colorado. In the U.K., the Company is currently developing a casino in Northampton and received a Certificate of Consent from the U.K. Gaming Board in 2004. In its luxury resort hotel business, the Company manages ten resort hotels primarily under the One&Only brand. The resorts, featuring some of the top-rated properties in the world, are located in The Bahamas, Mexico, Mauritius, the Maldives and Dubai. An additional One&Only property is currently in the planning stages in South Africa. For more information concerning the Company and its operating subsidiaries, visit www.kerzner.com.
Investor inquiries regarding the Company should be directed to Omar Palacios at +1.242.363.6018. Media inquiries should be directed to Lauren Snyder at +1.242.363.6018.
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